Exhibit 3.1

Third Amendment to Second Restated Articles of Incorporation

of

FLIR Systems, Inc.

Article II, Section B of the Corporation’s Second Restated Articles of Incorporation, as amended, is hereby amended in its entirety as follows:

B. The authorized capital stock of the Corporation consists of 200,000,000 shares of common stock par value $0.01 per share (“Common Stock”) and 10,000,000 shares of preferred stock par value $0.01 per share (“Preferred Stock”).